PERPETUAL ENERGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of Perpetual Energy Inc’s (“Perpetual” or the “Corporation”) operating and financial results for the three and nine months ended September 30, 2010 as well as information and estimates concerning the Company’s future outlook based on currently available information. This discussion should be read in conjunction with the Company’s interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2010 and 2009 as well as the audited consolidated financial statements and accompanying notes and MD&A of Paramount Energy Trust (the “Trust”) for the years ended December 31, 2009 and 2008. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is November 8, 2010.

Mcf equivalent (“Mcfe”) and barrel of oil equivalent (“BOE”) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”),a conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of 1.0546 GJ: 1 Mcf.

CORPORATE

On June 30, 2010, Perpetual announced that the Corporation had completed the previously announced plan of arrangement (the "Arrangement") involving Perpetual, the Trust and Paramount Energy Operating Corp. pursuant to which the Trust converted into the Corporation. Unitholders of the Trust voted in favor of the Arrangement at the Annual General and Special Meeting of Trust Unitholders held on June 17, 2010. Former Unitholders of the Trust received common shares of Perpetual in consideration for the cancellation of their Trust Units of the Trust on a one-for-one basis. In addition, as part of the Arrangement, the Trust was dissolved and the Corporation assumed all of the existing liabilities of the Trust, including the Trust's outstanding convertible debentures which are now convertible debentures of the Corporation.

Perpetual believes that the conversion will provide the Corporation with broadened access to capital markets by eliminating the constraints of the income trust structure imposed by the trust tax legislation introduced by the federal government in 2006.  In addition, Canadian taxable Shareholders will benefit from what the Corporation believes to be a more tax-effective treatment of their cash dividends following the conversion to a corporate structure.  Prior to the conversion of the Trust to a corporation on June 30, 2010 distributions were paid to Unitholders.

References to “common shares” and “Shareholders” are references to the securities of the Corporation and the holders thereof following the conversion date, and references to “dividends” are references to dividends paid by Perpetual following the conversion date and to distributions paid by the Trust prior to the conversion date, as the context may require. The new trading symbol for Perpetual’s common shares is PMT on the Toronto Stock Exchange. The trading symbols for the Corporation’s convertible debentures have not changed since the conversion date.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Corporation follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases are expensed rather than capitalized in the year incurred.  However, to make reported funds flow in this MD&A comparable to industry practice the Corporation reclassifies geological and geophysical costs as well as surrendered leases from operating to investing activities in the funds flow reconciliation.

Funds flow

Management uses cash flow from operations before changes in non-cash working capital, gas over bitumen royalty adjustments not yet received, settlement of asset retirement obligations and certain exploration costs (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended September 30		Nine months ended September 30
($ thousands except per common share amounts)	2010	2009	2010	2009
Cash flow provided by operating activities	43,388	54,579	159,916	191,906
Exploration costs (1)	381	1,218	2,547	5,756
Expenditures on asset retirement obligations	667	483	3,679	2,913
Gas over bitumen royalty adjustments not yet received	1,548	-	1,964	-
Changes in non-cash operating working capital	94	3,319	(1,450)	(8,637)
Funds flow	46,078	59,599	166,656	191,938
Weighted average common shares outstanding (thousands)	144,969	121,452	139,706	115,861
Funds flow per common share	0.32	0.49	1.19	1.66

(1)

Certain exploration costs are added back to funds flow in order to be more comparable to other Corporations that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures and dry hole costs and are considered by Perpetual to be more closely related to investing activities than operating activities.

Additional significant and new accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS

Capital expenditures

	Three months ended September 30		Nine months ended September 30
Capital expenditures ($ thousands)	2010	2009	2010	2009
Exploration and development (1)	27,563	8,225	77,191	55,651
Gas storage	23,104	2,441	46,269	2,441
Property acquisitions	1,072	352	139,241	14,355
Profound acquisition (including assumption of net debt)	-	19,611	-	110,714
Dispositions (2)	(16,951)	(1,240)	(54,335)	(10,693)
Other	101	105	375	244
Total capital expenditures	34,889	29,494	208,741	172,712

(1)

Exploration and development expenditures for the three and nine months ended September 30, 2010 include approximately $0.4 million and $2.5 million in exploration costs (three and nine months ended September 30, 2009 - $1.2 million and $5.8 million, respectively) which have been expensed directly on the Corporation’s statement of earnings (loss) in accordance with the successful efforts method of accounting. Exploration costs including seismic expenditures and dry hole costs are considered by Perpetual to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures.

(2)

Dispositions include $7.1 million in common shares of a Trioil Resources Ltd,, a junior oil and gas company focused on the exploration and development of Cardium oil plays in southern Alberta, which were received as partial consideration for an asset sale completed in the second quarter of 2010. Since this is a non-cash transaction, those proceeds are not included in the Corporation’s statement of cash flows for the current period.

Exploration, development and land expenditures totaled $27.6 million and $77.2 million for the three and nine months ended September 30, 2010 as compared to $8.2 million and $55.7 million for of the three and nine months ended September 30, 2009. The increases are primarily due to capital spending on the west central Alberta assets and Perpetual’s new ventures areas. Spending in west central Alberta for the current quarter totaled $12.8 million, including drilling three new wells (2.6 net) and completion of wells in the Edson and Carrot Creek areas. Perpetual was also active in eastern Alberta, drilling a total of 19 gross (18.9 net) wells, including six gross (6.0 net) shallow gas wells at Craigend, four gross (3.9 net) shallow gas wells at Birchwavy east and nine gross (9.0 net) heavy oil wells at Birchwavy east.In addition, $4.4 million was spent on Crown land purchases during the quarter.

Warwick Gas Storage Inc. (“WGSI”)

The Warwick gas storage facility construction is proceeding as planned. The WGSI facility is fully operational for natural gas injection, which commenced on May 1, 2010 at rates of up to 175 MMcf/d of third party natural gas. Third quarter capital activity included expenditures toward the purchase and installation of compression facilities designed to allow for winter withdrawals, which are scheduled to commence in the fourth quarter of 2010. Capital activities for the fourth quarter of 2010 are budgeted at $7 million, including funds for the completion of the facility for withdrawal and to drill, complete and tie-in one well for additional withdrawal capability.

Edson Wilrich

In late June, Perpetual initiated an exploration program comprised of three vertical well zonal completions and a horizontal evaluation well targeting the liquids-rich Wilrich sand in the Edson area of West Central Alberta. The vertical recompletions confirmed the extent of recoverable liquids-rich gas in the Wilrich formation across the Edson land base and initial production results from the first horizontal well drilled in the third quarter of 2010 are encouraging and consistent with results seen in analogous Wilrich wells as reported.  In the first 30 days, the well had an average production rate of 4.3 MMcf/d of raw gas and 40 Bbls per MMcf of natural gas liquids and condensate. An additional three horizontal wells (3.0 net) are expected to be drilled and completed prior to year end. An expansion of the compression and gathering system from 10 MMcf/d to 30 MMcf/d has been initiated to accommodate the anticipated production growth.  Perpetual anticipates that the volumes from the new wells will be placed on production later in 2010 once the facility construction is completed. A total of 40 gross (33 net) horizontal locations have been identified for further development at Edson.

Carrot Creek/Edson Cardium

A primary focus of Perpetual’s 2010 exploration program has been to determine the productivity of the Cardium formation across the Carrot Creek and Edson areas through the use of horizontal drilling and multi-stage fracture completion technologies. On November 3, 2010 Perpetual completed the multi-stage fracture stimulation operation on the final well in its five well Cardium tight oil evaluation program, where innovative horizontal drilling techniques are combining with advances in multi-stage fracture completion technology to extract oil from the tight halo around the Pembina Cardium oil field. To date, Perpetual has participated in five (3.2 net) wells, each testing a different and independent part of the Cardium reservoir, of which two wells (1.5 net) were drilled in the current quarter. The average production per well for the first 30 days was approximately 175 BOE/d for the first four wells. The fifth and final well in this initial exploration program is currently testing, with production scheduled to commence in early November.

Of note, Perpetual’s top producing well thus far is a top decile horizontal Cardium oil producer as compared to the 64 Cardium horizontal wells reporting production up to the end of the second quarter in the greater Pembina Area. The Carrot Creek 4-16-52-13W5 well is currently producing at an average rate of 315 BOE/d after 45 days following load oil recovery, and follow up locations have been identified and licensed.

Average production results for Perpetual’s four evaluation wells are thus far consistent with the type curve as modeled by Perpetual. The Company is encouraged by the value potential associated with Cardium development on the Carrot Creek and Edson lands, particularly as potential cost savings are realized in the future with the implementation of  multi-well pad drilling and monobore well designs, and with adjustments to stimulation programs going forward.  Perpetual has a total of 61 gross sections (36 net) of Cardium rights under lease, and an additional 37 gross sections (31 net) under option in the greater Carrot Creek/Edson area.

Elmworth Montney

Through grass roots exploration efforts and successful Crown lands sale purchases in late 2008, Perpetual acquired material exposure to the Montney liquids-rich gas play developing at Elmworth in West Central Alberta.  To manage operational and technical risk, in 2009 Perpetual entered into a joint venture arrangement with an industry partner whereby the partner would fund and operate three wells to evaluate the lands to earn a 50 percent working interest.  Under the terms of the farmout agreement, three horizontal wells were to be drilled and completed on the lands by March 31, 2011 at no cost to Perpetual. As of November 5, 2010, one horizontal well (0.5 net) is drilled and undergoing completion operations and a second horizontal well (0.5 net) is drilling in the lateral section.  A multi-stage fracture stimulation has been conducted recently on the first well and during clean up the well was flowing at 7.5 MMcf/d of raw gas and associated hydrocarbon liquids. Further testing will be done in the fourth quarter to determine the ultimate deliverability and nature of the gas to liquids ratio. A third well (0.4 net) is expected to be spud prior to year end. In total at Elmworth, the Company has 78 sections of Montney rights, with 120 gross (60 net) horizontal locations identified on the north and east land blocks which comprise 40 gross sections. Additional exploration activities beyond those currently planned will be required to evaluate the prospectivity of the remaining 38 sections of land on the Company’s western land block.

Acquisitions and Dispositions

Property acquisitions of $139.2 million for the first nine months of 2010 included $123.2 million for assets in the Edson area (“Edson Acquisition”) completed on April 1, 2010 and $16.6 million in respect of an acquisition of shallow natural gas production in the Ukalta area of Alberta (“Ukalta Acquisition”), which closed in January 2010.

Dispositions increased to $17.0 million and $54.3 million, respectively for the three and nine months ended September 30, 2010 as compared to $1.2 million and $10.7 million for the respective periods in 2009. The non-core properties disposed were located primarily in the Eastern District.

Production

	Three months ended September 30		Nine months ended September 30
Natural gas production by core area (MMcfe/d)	2010	2009	2010	2009
Eastern District
Northeast (1)	39.2	57.5	43.5	60.7
Athabasca	33.7	38.9	34.1	44.2
Birchwavy West	19.0	11.7	20.1	16.8
Birchwavy East	27.0	24.0	28.1	28.1
Eastern District total	118.9	132.1	125.8	149.8
West Central District	25.6	14.5	22.9	4.9
Severo Energy Corp. (2)	5.8	4.8	5.8	5.8
Other	0.7	1.0	0.7	1.1
Total	151.0	152.4	155.2	161.6
Deemed production from gas over bitumen financial solution (1)	24.6	17.5	25.1	18.1
Total actual plus deemed production	175.6	169.9	180.3	179.7

(1)

Effective October 31, 2009 the Energy Resources Conservation Board (“ERCB”) ordered the shut-in of approximately 8.6 MMcf/d of natural gas production from Perpetual’s Legend property in the Northeast core area due to gas over bitumen concerns. The Corporation shut-in an additional 1.9 MMcf/d of gas production due to the shut-in of facilities in the area.

(2)

Perpetual has an 89 percent ownership interest in Severo Energy Corp. (“Severo”), a private company engaged in oil and gas exploration in Canada. The remaining 11 percent is owned by employees of Severo and Perpetual and several private investors. Since the Corporation has retained control of Severo, the results, assets and liabilities of this entity have been included in Perpetual’s financial statements. The non-Perpetual ownership interests of Severo are shown as non-controlling interest. Effective October 5, 2010 Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation.

Production totaled 151.0 MMcfe/d for the three months ended September 30, 2010, comprised of 144.0 MMcf/d of natural gas and 1,165 bbl/d of oil and natural gas liquids (“NGL”), as compared to 152.4 MMcfe/d for the third quarter of 2009.

Production additions from the Edson and Ukalta Acquisitions and 2010 capital spending programs were offset by the shut-in of 10.5 MMcfe/d of natural gas production at Legend in the Northeast core area effective October 31, 2009 as a result of a gas over bitumen shut-in order from the ERCB, and 5.0 MMcfe/d in non-core property dispositions in the Northeast core area. Total actual plus deemed production increased three percent in the third quarter of 2010 relative to the same period in 2009 due to deemed production added through the Legend shut-in.

Total average production for the nine months ended September 30, 2010 decreased four percent to 155.2 MMcfe/d from 161.6 MMcfe/d in the 2009 period due to the Legend shut-in and non-core property dispositions, partially offset by the increase in production associated with the Profound, Ukalta and Edson Acquisitions and subsequent development of the West Central assets. Properties disposed of to date in 2010 produced approximately 7.2 MMcfe/d and were assigned 19.3 Bcfe of proved plus probable reserves at December 31, 2009.

MARKETING

Natural gas prices

	Three months ended September 30		Nine months ended September 30
Natural gas prices ($/Mcfe, except percent amounts)	2010	2009	2010	2009
Reference prices
AECO Monthly Index	3.72	3.02	4.31	4.11
AECO Daily Index	3.54	3.00	4.13	3.79
Alberta Gas Reference Price (1)	3.41	2.92	3.92	3.78
Average Perpetual prices
Before financial hedging and physical forward sales (2)	4.03	3.41	4.53	4.26
Percent of AECO Monthly Index (%)	108	113	105	104
Before financial hedging (3)	4.06	3.41	4.56	4.29
Percent of AECO Monthly Index (%)	109	113	106	104
After financial hedging and physical forward sales	6.18	7.51	7.09	7.69
Percent of AECO Monthly Index (%)	166	248	164	187

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for September 2010 is an estimate.

(2)

Perpetual’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Corporation’s natural gas price before financial hedging and physical forward sales, Perpetual assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO Monthly Index.

(3)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

After a natural gas price rebound in late 2009 driven by cold weather and increased heating demand, which led to an increase in the AECO Monthly Index from $2.70 per Mcf for September 2009 to $5.52 per Mcf for February 2010, gas prices have experienced weakness to date in 2010 as strong supply from shale gas plays in the United States and continued weak industrial gas demand due to the recession in North America have contributed to high gas storage levels. Perpetual’s natural gas price before financial hedging and physical forward sales increased 18 percent to $4.03 per Mcfe for the three months ended September 30, 2010 from $3.41 per Mcfe for the third quarter of 2009. Perpetual’s natural gas price before financial hedging and physical forward sales measured 108 percent of the AECO Monthly Index in the current quarter as compared to 113 percent of the AECO Monthly Index for the three months ended September 30, 2009.

The Corporation’s realized gas price was $6.18 per Mcfe for the third quarter of 2010, an 18 percent decrease from the comparable quarter in 2009. The 2009 figure included realized gains on financial instruments totaling $56.3 million as compared to gains of $29.4 million for the current period. Perpetual may terminate in-the-money hedging instruments in advance of the stated maturity dates in order to lock in cash flow to enhance the Corporation’s balance sheet, fund capital spending activities and maintain dividend sustainability for Shareholders. Early termination gains of $27.5 million and $41.4 million are included in realized gains on financial instruments for the three months ended September 30, 2010 and 2009 respectively.

Risk management

Perpetual’s gas price risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and dividends, to lock in attractive economics on capital programs and acquisitions and to take advantage of perceived anomalies in natural gas markets. The Corporation uses both financial arrangements and physical forward sales to economically hedge up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed volumes in accordance with the limits under the Corporation’s credit facility and Hedging and Risk Management Policy. Perpetual will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Corporation’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although Perpetual considers the majority of these risk management contracts to be effective economic hedges against potential gas price volatility, the Corporation does not follow hedge accounting for its financial instruments.

Perpetual’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by the Corporation’s Board of Directors. Perpetual’s hedging strategy, though designed primarily to protect funds flow and dividends, is opportunistic in nature. Depending on management’s perceived position in the commodity price cycle the Corporation may elect to reduce or increase its hedging position within the approved guidelines. The Corporation mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

The Corporation recorded an unrealized gain on financial instruments of $8.4 million for the three months ended September 30, 2010 of which $2.2 million related to Perpetual’s forward natural gas sales contracts, and $6.2 million is due to a reduction in the value of the gas storage obligation as a result of weakening forward natural gas prices.

Financial and forward sales contracts as of September 30, 2010 are disclosed in note 12 to the Corporation’s interim consolidated financial statements as at and for the three and nine months ended September 30, 2010. Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO trading hub as at November 5, 2010 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2010 Forecast Production(3)	Price ($/GJ)(1)	Futures Market ($/GJ) (2)	Term
Physical	10,000	5	7.75	3.59	December 2010 – March 2011

(1)

Average price calculated using weighted average price for net open sell contracts.

(2)

Futures market reflects AECO settled and forward market prices as at November 5, 2010.

(3)

Calculated using 192,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

Subsequent to the balance sheet date, Perpetual terminated its outstanding financial hedges in advance of their maturity dates for net proceeds of $36.6 million. A reconciliation of realized gains on financial instruments to date in 2010 is as follows:

Realized gains on financial instruments	($ millions)
Realized gains for the nine months ended September 30, 2010	105.6
Settlement of October and November 2010 natural gas financial hedging contracts	12.0
Early termination gains realized on December 2010 – March 2012 financial hedging contracts	36.6
Realized gains on financial instruments to date in 2010	154.2

As part of Perpetual’s risk management strategy, the Corporation has also sold forward financial call options to counterparties to purchase natural gas from Perpetual at strike prices in excess of current forward prices. Option premiums of $11.0 million have been received and included in funds flows in respect of these transactions, of which $3.4 million was recorded in 2008, $5.7 million was recorded in 2009 and $1.9 million was recorded in the first quarter of 2010. Call option contracts outstanding as of November 5, 2010 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2010 Forecast Production (1)	Average Strike Price ($/GJ)	Futures Market(2) ($/GJ)	Term
Sold Call	20,000	10	7.25	3.34	November – December 2010
Sold Call	32,500	17	8.00	3.45	November 2010 – March 2011
Sold Call	30,000	15	6.00	3.49	April – October 2011

(1)

Calculated using 192,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

(2)

Futures market reflects AECO forward market prices as at November 5, 2010.

The Corporation also enters into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. A summary of basis contracts outstanding at November 5, 2010 is as follows:

Type of contract	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	15,000	(0.56)	April – October 2011

FINANCIAL RESULTS

Revenue

	Three months ended September 30		Nine months ended September 30
Revenue ($ thousands)	2010	2009	2010	2009
Oil and natural gas revenue, before financial hedging (1)	56,429	47,875	193,012	189,256
Gas storage revenue	4,825	-	5,487	-
Realized gains (losses) on financial instruments (2)	29,372	56,335	105,593	145,884
Call option premiums received (3)	-	1,064	1,851	4,331
Total revenue	90,626	105,274	305,943	339,471

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains (losses) on financial instruments include settled financial forward contracts and options.

(3)

Call option premiums received are included in the calculation of the Corporation’s realized gas price and funds flows.

Oil and gas revenue, before financial hedging increased 18 percent to $56.4 million for the three months ended September 30, 2010 from $47.9 million for the comparative quarter in 2009 primarily due to a 20 percent increase in AECO gas prices from period to period. Total revenue decreased 14 percent to $90.6 million for the three months ended September 30, 2010 compared to $105.3 million for the third quarter of 2009 primarily due to a $26.9 million decrease in realized gains on financial instruments related to the Corporation’s gas price management program, partially offset by an increase in market natural gas prices and $4.8 million in gas storage revenue for the current quarter. Revenue for the nine months ended September 30, 2010 decreased ten percent to $305.9 million from $339.5 million for 2009, commensurate with the eight percent decline in realized natural gas prices from period to period.

Gas storage revenue is derived from injecting, storing and withdrawing natural gas from the WGSI facility on behalf of third parties, and is recorded in accordance with the terms of the storage contracts.

Funds flow

	Three months ended September 30				Nine months ended September 30
	2010		2009		2010		2009
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (Bcfe)	13.9		14.0		42.4		44.1
Revenue (1)	90.6	6.52	105.2	7.50	305.9	7.22	339.4	7.69
Royalties	(3.4)	(0.25)	(2.9)	(0.20)	(19.4)	(0.46)	(14.4)	(0.33)
Operating costs	(24.9)	(1.79)	(27.9)	(1.99)	(70.3)	(1.66)	(86.1)	(1.95)
Transportation	(2.9)	(0.21)	(2.3)	(0.16)	(9.1)	(0.22)	(8.9)	(0.20)
Operating netback (3)	59.4	4.27	72.1	5.15	207.1	4.88	230.0	5.21
Gas over bitumen royalty adjustments	2.8	0.20	1.8	0.13	9.6	0.23	7.1	0.16

Lease rentals	(1.4)	(0.10)	(1.1)	(0.08)	(3.1)	(0.07)	(2.9)	(0.07)
General and administrative (2)	(8.0)	(0.58)	(6.2)	(0.45)	(25.1)	(0.59)	(22.0)	(0.49)
Interest (2)	(2.6)	(0.19)	(3.2)	(0.23)	(9.5)	(0.22)	(8.9)	(0.20)
Interest on convertible debentures (2)	(4.1)	(0.29)	(3.8)	(0.27)	(12.3)	(0.29)	(11.4)	(0.26)
Funds flow (2) (3)	46.1	3.31	59.6	4.25	166.7	3.94	191.9	4.35

(1)

Revenue includes realized gains and losses on financial instruments, call option premiums received and gas storage revenue.

(2)

Excludes non-cash items.

(3)

This is a non-GAAP measure; see “Other non-GAAP measures” in this MD&A.

Royalties

Royalty expense increased to $3.4 million and $19.4 million for the three and nine months ended September 30, 2010 from $2.9 million and $14.4 million for the comparative periods in 2009, primarily due to higher oil and natural gas revenues before financial instruments in the current periods, and negative annual operating cost and gas cost allowance adjustments relating to 2009 received from the Alberta Crown totaling $2.8 million, which were recorded in the second quarter of 2010. Perpetual’s average royalty rate on natural gas revenues before financial instruments was 6.0 percent for both of the three month periods ended September 30, 2010 and 2009. The Corporation’s average royalty rate increased to 10.0 percent year-to-date in 2010 from 7.6 percent for the first nine months of 2009, as a result of the Crown adjustments received and the inclusion of West Central assets in the Corporation’s revenue base, which have higher royalty rates than Perpetual’s Eastern District assets due primarily to higher average well productivity and NGL content.

Operating costs

Total operating costs decreased 11 percent to $24.9 million ($1.79 per Mcfe) for the three months ended September 30, 2010 from $27.9 million ($1.99 per Mcfe) for the same period in 2009, due to decreases in repair and maintenance expenses and property taxes. Perpetual’s reduced operating costs reflect the positive results from cost reduction initiatives at all operated fields implemented to enhance competitiveness, profitability and efficiency in the current low gas price environment.

Operating costs for the first nine months of 2010 totaled $70.3 million ($1.66 per Mcfe), an 18 percent reduction from 2009 levels (15 percent reduction on a unit-of-production basis). The decrease relates primarily to cost reductions in labour, equipment and repair and maintenance and higher processing income in 2010 as compared to 2009. Included in operating costs are expenses related to the operation of the Corporation’s gas storage facility, which totaled $0.9 million and $1.1 million, respectively, for the three and nine month periods ended September 30, 2010. Unit operating costs, excluding gas storage expenses, were $1.71 per Mcfe and $1.63 per Mcfe respectively for the third quarter and first nine months of 2010.

Transportation costs

Transportation costs increased to $2.9 million for three month period ended September 30, 2010 as compared to $2.3 million for the third quarter of 2009. On a year-to-date basis, transportation costs increased to $9.1 million in 2010 from $8.9 million in 2009. Prior year transportation costs were affected by a one-time credit from a joint venture partner related to previous years’ transportation expenses.

Operating netback

Perpetual’s operating netback decreased by $12.7 million to $59.4 million for the three months ended September 30, 2010 from $72.1 million for the three months ended September 30, 2009, due to a decrease in realized gains on hedging contracts, partially offset by reduced operating costs, higher market natural gas prices and gas storage revenues.

Operating netback reconciliation	($ millions)
Realized price decrease	(18.5)
Production decrease	(1.0)
Gas storage revenue	4.8
Royalty expense increase	(0.5)
Operating cost decrease	3.1
Transportation cost increase	(0.6)
Decrease in operating netback	(12.7)

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB, or its successor the ERCB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

Effective October 31, 2009 the ERCB ordered the shut-in of approximately 8.6 MMcfe/d of natural gas production from the Corporation’s Legend property due to gas over bitumen concerns. An additional 1.9 MMcf/d of production was shut-in due to the shut-in of facilities in the area. Perpetual is eligible to receive the gas over bitumen financial solution in respect of the majority of the production shut-in by the ERCB order.

The Corporation’s net deemed production volume for purposes of the royalty adjustment was 24.6 MMcf/d in the third quarter of 2010. Deemed production represents all Perpetual natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB or ERCB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production increased 7.1 MMcf/d from 17.5 MMcf/d for the three months ended September 30, 2009 as a result of the Legend shut-in order, partially offset by the annual ten percent reduction in deemed production volumes.

The majority of royalty adjustments received have been recorded on Perpetual’s balance sheet rather than reported as income as the Corporation cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

Perpetual has disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Corporation continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer Perpetual’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are now considered revenue since they will not be repaid to the Crown. For the three months ended September 30, 2010 a total of $3.8 million in royalty adjustments were reclassified from the gas over bitumen liability to revenues in respect of a disposition closed in the current quarter.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, such as those experienced in the second half of 2009 and the second and third quarters of 2010, the Corporation’s net Crown royalty expenses were too low to recover the full amount of the gas over bitumen royalty adjustments, and as such royalty adjustments for past periods will be recovered in future periods. Eventual realization of the royalty adjustments is highly likely as deemed production is reduced by ten percent annually, whereas the Corporation is focused on maintaining production and reserves year over year through capital spending programs, complemented with strategic acquisitions. Perpetual has a total of $7.1 million in royalty adjustments receivable as at September 30, 2010, which are netted against the gas over bitumen liability on the Corporation’s balance sheet. These amounts are included in funds flows. The change in Perpetual’s gas over bitumen liability during 2009 and the first nine months of 2010 is as follows.

Gas over bitumen royalty adjustments ($ thousands)
Net liability, December 31, 2008	74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received	(5,138)
Net liability, December 31, 2009 Royalty adjustments recorded for the nine months ended September 30, 2010 Less: royalty adjustments not yet received	77,167 5,847 (1,964)
Net liability, September 30, 2010	81,050

General and administrative expenses

	Three months ended September 30		Nine months ended September 30
General and administrative expenses	2010	2009	2010	2009
Cash general & administrative	8,022	6,246	25,094	22,029
Stock-based compensation (1)	1,019	3,238	3,416	6,345
Total general & administrative	9,041	9,484	28,510	28,374

(1)

Non-cash item

General and administrative costs for the third quarter of 2010 decreased to $9.0 million from $9.5 million for the comparable period in 2009 as a result of lower stock-based compensation expenses, partially offset by additional costs related to the conversion from an income trust to a corporation and transaction fees paid in respect of acquisitions and dispositions. These fees were capitalized to the related acquisition or disposition in 2009 and previous years but are now expensed as incurred due to Perpetual’s change in accounting policy - see note 1 to the Corporation’s interim consolidated financial statements for further information. General and administrative expenses increased marginally to $28.5 million for the nine months ended September 30, 2010 from $28.4 million for the nine months ended September 30, 2009 due to the factors described above. The 2009 expenses were impacted by a $2.1 million charge related to the cancellation of 2.5 million share options.

Interest expense

Interest expense decreased marginally to $3.0 million for the three months ended September 30, 2010 from $3.2 million for the third quarter of 2009, as lower costs on Perpetual’s credit facility due to a 22 percent reduction in average bank debt balances in the current period were offset by $0.3 million of non-cash interest expense related to the accretion of the gas storage arrangement. Interest expense increased to $9.8 million for the first nine months of 2010 from $8.9 million for the first nine months of 2009, due to increases in margins on Perpetual’s credit facility which took effect on April 1, 2009. - Interest on convertible debentures for the three and nine months ended September 30, 2010 totaled $5.0 million and $14.5 million respectively, compared to $4.6 million and $13.8 million incurred for the three and nine months ended September 30, 2009. The increase relates to the issue of a new series of 7 percent convertible debentures in May 2010, as well as the amendment of a series of debentures in December 2009 to extend the maturity date, reduce the conversion price and increase the interest rate.

Funds flow

Funds flow netbacks decreased 22 percent to $3.31 per Mcfe in the third quarter of 2010 from $4.25 per Mcfe in the comparable period for 2009, driven primarily by lower realized gains on financial instruments for the current quarter. As a result of this decrease in revenue, funds flow decreased to $46.1 million ($0.32 per common share) from $59.6 million ($0.49 per common share) for the third quarter of 2009. Funds flow for the nine months ended September 30, 2010 totaled $166.7 million ($1.19 per common share) as compared to $191.9 million ($1.66 per common share) for the first nine months of 2009. The decrease was caused by lower revenues related to lower hedging gains and higher royalty expenses, partially offset by an 18 percent reduction in operating costs and an increase in gas over bitumen royalty adjustments in the current period.

Exploration expenses

Exploration costs include lease rentals paid on undeveloped lands, seismic expenditures, amortization expense on undeveloped lands and expired leases and are expensed by the Corporation in accordance with the successful efforts method of accounting for oil and gas assets, whereas these items are typically capitalized by companies employing the full cost method of accounting. Exploration expenses decreased to $3.7 million and $11.4 million for the three and nine months ended September 30, 2010 from $4.6 million and $15.2 million for the comparable periods in 2009 due primarily to lower seismic expenditures and land amortization expenses.

Depletion, depreciation and accretion

Depletion, depreciation and accretion (“DD&A”) expense increased from $43.4 million and $139.9 million for the three and nine months ended September 30, 2009 to $57.0 million and $172.6 million for the three and nine-month periods in 2010 due to an increase in Perpetual’s depletion rates.  In the fourth quarter of 2009, successful efforts accounting rules changed to require DD&A to be calculated based on “average price” reserves, which are measured using the average commodity price on the first trading day of each month of the year. Prior to 2009, reserves were evaluated using a constant price as of the last trading day of the year. For DD&A purposes, the Corporation’s 2009 year-end reserves were evaluated using an average natural gas price of $3.79 per Mcf. The low gas price resulted in lower reserve volumes than the forecast price reserves disclosed in the Trust’s 2009 annual report, which increased the Corporation’s DD&A rate for 2010.

Earnings (loss)

The Corporation reported a net loss of $1.7 million ($0.01 per basic and diluted common share) for the three months ended September 30, 2010 as compared to net loss of $44.7 million ($0.36 per basic and diluted common share) for the 2009 period. The lower net loss is due to an increase in unrealized gains on financial instruments and $6.2 million in gains on non-core property dispositions, partially offset by higher DD&A charges and lower funds flows for the current quarter. Year-to-date in 2010 Perpetual reported a loss of $8.7 million ($0.06 per basic and diluted common share) as compared to net earnings in 2009 of $24.9 million ($0.22 per basic and diluted common share), as a result of lower funds flows, increased DD&A expense and an unrealized loss on the change in mark-to-market value of financial instruments of $9.3 million, partially offset by $29.6 million in gains on property sales.

Asset retirement obligation

The Corporation’s asset retirement obligation is estimated internally based on Perpetual’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, and is discounted at a credit-adjusted interest rate to arrive at a net present value figure. The timing of asset retirement expenditures is estimated based on the reserve life of assets according to the Corporation’s external reserve report prepared as of December 31, 2009. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2016 and 2021. Perpetual’s asset retirement obligation increased from $194.6 million at December 31, 2009 to $204.8 million at September 30, 2010 due to accretion expense and additional obligations relating to asset acquisitions, current year drilling activities and the construction of the WGSI Facility, partially offset by obligations removed due to property sales and $3.7 million in expenditures on asset retirement obligations to date in 2010.

Income taxes

As a result of the corporate conversion completed by Perpetual on June 30, 2010, the Corporation is subject to Canadian corporate federal and provincial income tax legislation, beginning on the conversion date. While distributions up to and including the June 2010 distribution paid July 15, 2010 were deductible in computing income for tax purposes of the Corporation, dividends declared by Perpetual after the conversion date are not deductible in determining taxable income of the Corporation. Perpetual has significant tax pools available to offset future taxable income.

Perpetual recorded future tax expense of $2.7 million for the three and nine months ended September 30, 2010 related to timing differences between book and tax values of the Corporation’s gas storage assets (three and nine months ended September 30, 2009 – $6.1 million and $1.2 million, respectively). The tax values of the Corporation’s non-gas storage assets currently exceed the related book values. Future income tax is a non-cash item and does not affect the Corporation’s funds flows or its cash available for dividends.

At September 30, 2010, the Corporation’s consolidated income tax pools are estimated to be $897 million, as outlined below. Actual tax pool amounts will vary as tax returns are finalized and filed.

Tax pools

Tax pool information ($ millions)	As at September 30, 2010
Canadian oil and gas property expense (COGPE)	358
Canadian development expense (CDE)	132
Canadian exploration expense (CEE)	64
Undepreciated capital cost (UCC)	236
Share issue costs	1
Non-capital losses	106
Total	897

SUMMARY OF QUARTERLY RESULTS

Quarterly results	Three months ended
($ thousands except where noted)	Sept 30, 2010	June 30, 2010	Mar 31, 2010	Dec 31, 2009
Oil and natural gas revenues (1)	61,254	64,108	73,139	56,987
Natural gas production (MMcfe/d)	151.0	165.2	149.2	145.9
Funds flow (2)	46,078	36,162	84,419	39,409
Per common share – basic	0.32	0.25	0.66	0.32
Net earnings (loss)	(1,710)	(44,211)	37,250	(11,287)
Per common share - basic	(0.01)	(0.31)	0.29	(0.09)
- diluted	(0.01)	(0.31)	0.29	(0.09)
Realized natural gas price ($/Mcfe) (3)	6.18	5.54	9.78	5.87
Average AECO Monthly Index price ($/Mcf)	3.72	3.86	5.36	4.23

Quarterly results	Three months ended
($ thousands except where noted)	Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008
Oil and natural gas revenues (1)	47,875	58,631	82,750	109,090
Natural gas production (MMcfe/d)	152.4	165.5	167.1	173.1
Funds flow (2)	59,599	91,186	41,154	61,513
Per common share - basic	0.49	0.81	0.36	0.55
Net earnings (loss)	(44,679)	(8,835)	78,460	(8,986)
Per common share - basic	(0.36)	(0.08)	0.69	(0.08)
- diluted	(0.36)	(0.08)	0.69	(0.08)
Realized natural gas price ($/Mcfe) (3)	7.51	9.10	6.46	7.61
Average AECO Monthly Index price ($/Mcf)	3.02	3.66	5.63	6.79

(1)

Excludes realized gains (losses) on financial instruments, but includes gas storage revenue.

(2)

These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.

(3)

Realized natural gas price includes realized gains and losses on financial hedging and physical forward sales contracts.

Oil and natural gas revenues are a function of production levels and natural gas prices before hedging. Revenues were highest in the fourth quarter of 2008 when AECO prices were highest, averaging $6.79 per Mcf, and lowest in the third quarter of 2009, when the AECO Monthly Index price averaged $3.02 per Mcf. Perpetual uses financial instruments to mitigate the effect of volatility in AECO prices on funds flows, and therefore funds flows will trend with Perpetual’s realized gas price and changes in production levels. Funds flows were highest in the second quarter of 2009 and the first quarter of 2010 as a result of realized gas prices of $9.10 and $9.78 per Mcfe, respectively. Funds flows are lowest in the second quarter of 2010 due to a reduction in realized hedging gains relative to previous quarters, leading to a realized gas price of $5.54 per Mcfe.

Net earnings are a function of funds flows and non-cash charges, such as DD&A and unrealized gains (losses) on financial instruments. Due to the volatility of natural gas prices and the Corporation’s hedging position, net earnings (losses) will fluctuate with changes in AECO gas prices as of each balance sheet date. Net earnings were highest in the first quarter of 2009 as a result of unrealized gains on financial instruments of $95.1 million.  The net losses in the second quarter of 2010 and the third quarter of 2009 were due to unrealized losses $34.4 million and $45.8 million, respectively on the change in mark-to-market value of Perpetual’s financial instruments during those periods.

LIQUIDITY, CAPITALIZATION AND FINANCIAL RESOURCES

Capitalization and financial resources
($ thousands except per common share and percent amounts)	Sept 30, 2010	December 31, 2009
Long term bank debt	234,411	262,393
Working capital deficiency (surplus) (1) Convertible debentures, measured at principal amount	22,497 234,897	8,450 230,168
Gas storage arrangement (2)	31,697	-
Net debt	523,502	501,011
Common shares outstanding (thousands)	146,239	126,224
Market price at end of period ($ per common share)	4.75	5.22
Market value of common shares	694,635	658,889
Total capitalization (1)	1,218,137	1,159,900
Net debt as a percentage of total capitalization (%)	43.0	43.2
Annualized funds flow (1)	184,312	157,636
Net debt to annualized funds flow ratio (times) (1)	2.8	3.2

(1)

These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A. Annualized funds flow for the prior year column is for the fourth quarter of 2009.

(2)

As Perpetual has an obligation to repay the gas storage arrangement through the delivery of 8 bcf of natural gas in the first quarter of 2014, it is included in the Corporation’s net debt.

Bank debt

Perpetual has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”). The revolving nature of the facility expires on May 31, 2011 if not extended. The borrowing base on the Credit Facility is currently $340 million, with the next borrowing base review scheduled for November 30, 2010. At current interest rates and applicable margins, the effective interest rate on the Corporation’s bank debt is approximately 4.2 percent. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. Bank debt drawn on Perpetual’s credit facility decreased $28.0 million from December 31, 2009 due to proceeds received from the Corporation’s gas storage financing and non-core property dispositions, partially offset by expenditures related to the construction of the storage facility and the Edson Acquisition. In addition to amounts outstanding under the credit facility Perpetual has outstanding letters of credit in the amount of $6.2 million.

Gas storage arrangement

As part of the Corporation’s semi-annual borrowing base redetermination in May 2010, Perpetual’s gas reserves in the Warwick Glauconitic-Nisku A pool were removed from the assets dedicated to secure the syndicated banking facility. In order to provide non-bank funding for the majority of the WGSI Facility, Perpetual has entered into a gas sale and storage transaction which includes the forward sale of these reserves, currently in the storage reservoir, that provide the “cushion” gas for the storage operation. In accordance with the storage arrangement funding, Perpetual received $31.6 million on June 30, 2010. An additional $10 million is held in escrow pending satisfaction of certain conditions which the Corporation expects will be satisfied in the fourth quarter of 2010, and will be added to the gas storage arrangement liability when received. In exchange for the funds received, the Corporation has agreed to deliver 8 Bcf of natural gas to the counterparty during the first quarter of 2013. Perpetual has since extended the delivery term to the first quarter of 2014. The gas storage liability on the balance sheet and the additional amount in escrow represent the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted until its maturity, using the effective interest rate method. In the current quarter the Corporation recorded a financial instrument asset of $6.2 million related to the change in the forward price curves for natural gas and a corresponding unrealized gain on financial instruments on the statement of earnings.

Convertible debentures

As at September 30, 2010, the Corporation had 6.5 percent convertible debentures issued in June 2007 (6.50% Debentures), 7.25 percent convertible debentures issued in April 2006 and amended in 2009 (7.25% Debentures) and 7.0 percent convertible debentures issued in May 2010. The Corporation’s 6.25 percent convertible debentures were repaid in cash on June 30, 2010. All series of debentures are repayable on the maturity date in cash or in common shares, at the option of Perpetual. Additional information on convertible debentures is as follows.

Convertible debentures	6.50%	7.25%	7.00%
Principal issued ($ millions)	75.0	100.0	60.0
Principal outstanding ($ millions)	74.9	100.0	60.0
Trading symbol on the Toronto Stock Exchange (“TSX”)	PMT.DB.C	PMT.DB.D	PMT.DB.E
Maturity date	June 30, 2012	January 31, 2015	December 31, 2015
Conversion price ($ per common share)	14.20	7.50	7.00
Fair market value ($ millions)	76.1	104.4	62.3

Fair values of debentures are calculated by multiplying the number of debentures outstanding at September 30, 2010 by the quoted market price per debenture at that date. None of the debentures were converted into common shares during the three months ended September 30, 2010.

On May 26, 2010, the Corporation issued $60.0 million of convertible unsecured junior subordinated debentures with an interest rate of 7.0 percent per annum, payable semi-annually on the last day of June and December commencing on December 31, 2010 (7.0% Debentures). The 7.0% Debentures will mature on December 31, 2015 and are subordinated to Perpetual’s credit facility and all other outstanding convertible debentures. The Corporation incurred $2.8 million in fees in connection with the issuance, which has been netted against the carrying amount of the debentures on the balance sheet and will be amortized over the life of the debentures.

Net debt to annualized funds flow decreased to 2.8 times for the three months ended September 30, 2010 compared to 3.2 times for the quarter ended December 31, 2009, due to an increase in funds flows for the period and an increase in net debt. A reconciliation of the increase in net debt from December 31, 2009 to September 30, 2010 is as follows:

Reconciliation of net debt	($ millions)
Net debt, December 31, 2009	501.0
Capital expenditures (exploration & development and other)	124.0
Acquisitions, net of dispositions	84.9
Funds flow (1)	(166.7)
Dividends	62.4
Expenditures on asset retirement obligations	3.7
DRIP proceeds	(35.8)
Severo common share issue (2)	(0.5)
Issue of common shares, net of issue costs	(54.6)
Issue and amendment costs on convertible debentures	2.8
Unrealized loss on marketable securities	0.3
Gas over bitumen royalty adjustments not yet received	2.0
Net debt, September 30, 2010	523.5

(1)

These are non-GAAP measures; see “Other non-GAAP measures” in this MD&A.

(2)

Severo raised a total of $0.5 million through a private share offering to existing shareholders in 2010. As Perpetual owns a controlling interest in Severo, its financial results are consolidated with those of the Corporation. Effective October 5, 2010 Perpetual purchased the remaining 11 percent interest in Severo and Severo became a wholly-owned subsidiary of the Corporation.

Dividends

Dividends are determined monthly by the Board of Directors of the Corporation taking into account Perpetual’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Corporation’s current hedging position, targeted debt levels and debt repayment obligations. Amongst other things, the following items are considered in arriving at cash dividends to Shareholders:

•

Exploration and development expenditures;

•

Projected production additions;

•

Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

•

Base production forecasts;

•

Current financial and physical forward natural gas sales contracts;

•

Forward market for natural gas prices;

•

Site reclamation and abandonment expenditures; and

•

Working capital requirements.

Dividends for the third quarter of 2010 totaled $21.8 million or $0.15 per common share consisting of $0.05 per common share paid on August 16, September 15 and October 15, 2010. The Corporation’s payout ratio, which is the ratio of dividends to funds flow, was 47 percent in the current quarter as compared to 31 percent for the third quarter of 2009. Perpetual’s dividends are less than funds flow as the Corporation retains a portion of its funds flow to finance capital expenditures and debt repayments. The payout ratio in future periods will largely be determined by the Corporation’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices, which have experienced significant volatility in 2010. From the inception of the Corporation through to the September 2010 dividend paid on October 15, 2010, Perpetual has paid over $1.08 billion in dividends to Shareholders, or $14.214 per common share.

In response to extremely low gas prices and an increase in the Corporation’s 2010 capital expenditure budget, monthly dividends were reduced to $0.03 per common share per month effective with the November distribution payable on December 15, 2010.

Perpetual has a Premium Dividend and Dividend Reinvestment Plan (the "Premium DRIP Plan") which allows eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional common shares on the applicable Dividend payment date.  Participants in the dividend reinvestment component of the Premium DRIP Plan will have the ability to purchase common shares with dividend proceeds at a price per common share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allows eligible Shareholders to otherwise elect, under the Premium Dividend component of the Premium DRIP Plan, to have these additional common shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date.  In the event that eligible Shareholders elect to participate in the Premium Dividend component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

In 2010, a total of 7.6 million common shares were issued in respect of the Premium DRIP Plan for net proceeds of $35.8 million to the Corporation. Beginning with the November 2010 distribution the availability of common shares under the Premium DRIP Plan was suspended until further notice.

Perpetual anticipates that dividends and capital expenditures for the remainder of 2010 will be funded by funds flow; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and dividends. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing. Where dividends exceed net earnings, a portion of the cash dividends declared may represent an economic return of capital to the Corporation’s Shareholders.

Outlook and sensitivities

The Board of Directors of Perpetual has approved an expansion of the Corporation’s 2010 exploration and development capital expenditure budget from $81 million to $112 million. Fourth quarter exploration and development expenditures are expected to total approximately $35 million. The expansion of the 2010 program is driven by Perpetual’s recent success in the Wilrich play at Edson. Plans for the fourth quarter include the drilling of three gross (3.0 net) additional horizontal wells targeting the liquids-rich Wilrich formation as well as expansion of the compression facility from 10 MMcf/d to 30 MMcf/d to accommodate future production increases from this area. Additional capital will also be spent to complete the Cardium evaluation program in the Carrot Creek/Edson area.

The Board of Directors approved the full development of the Warwick gas storage project in June 2010. Spending in the fourth quarter of 2010 is expected to be $7 million to complete the facility for winter withdrawals and to drill one additional well to enhance the reservoir’s deliverability capability. Combined with the increased exploration and development spending, Perpetual expects to spend a total of $42 million in the fourth quarter of 2010.

The following sensitivity table reflects, for the fourth quarter of 2010, Perpetual’s projected realized gas price, monthly funds flow and payout ratio, adjusted for the current monthly dividend of $0.03 per common share for the last two months of 2010, as well as projected ending net debt at certain AECO natural gas price levels. These sensitivities incorporate revenue from the Corporation’s recently settled financial hedges, current outstanding financial hedges and physical forward sales contracts, 2010 capital expenditures excluding gas storage of $112 million and related production additions, receipt of the $10 million in additional gas storage funding that is currently held in escrow, full year operating costs of $97 million, cash general and administrative expenses of $34 million and an interest rate on bank debt of four percent.

	Average AECO Monthly Index gas price October to December 2010 ($/GJ)
Fourth quarter 2010 funds flow outlook	$3.00	$4.00	$5.00
Oil and natural gas production (MMcfe/d)	142	142	142
Realized gas price ($/Mcfe) (1)	7.24	7.50	7.75
Funds flow from Warwick gas storage	3	3	3
Total funds flow ($millions) (2)(4)	58	66	73
Per Share ($/Share/month)	0.133	0.151	0.167
Payout ratio (%) (2)	27%	24%	22%
Ending net bank debt ($millions) (2)(3)	245	237	230
Convertible debentures outstanding ($millions)	235	235	235
Gas storage funding arrangement liability ($millions) (4)	42	42	42
Ending net debt ($millions) (2)(3)(4)	522	514	507
Ending net bank debt to funds flow ratio (times) (3)	1.1	0.9	0.7
Ending total net debt to funds flow ratio (times) (3)(5)	2.3	1.9	1.7

(1)

Perpetual’s weighted average forward price on an average of 10,000 GJ/d for December 2010 is $7.75 per GJ. The current settled and forward average AECO price for October to December 2010 is $3.52 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Assumes fourth quarter capital spending of $35 million for exploration and development and $7 million for Warwick gas storage.

(4)

The Gas Storage Funding Arrangement reflects a future delivery obligation of 8 Bcf of natural gas to the counterparty in the first quarter of 2014.

(5)

Calculated as ending net debt (including convertible debentures and the gas storage funding arrangement) divided by annualized funds flow. The Corporation’s convertible debt is classified as long term with $75 million maturing in 2012 and the remainder maturing in 2015.

In addition, the Board of directors of Perpetual has approved a $48 million capital budget for the first quarter of 2011. First quarter expenditures in 2011 will be directed principally toward the advancement of Perpetual’s large-scope resource-style opportunities including:

•

The drilling of three gross (3.0 net) wells targeting the liquids-rich Wilrich sand in the Edson area of west central Alberta;

•

The drilling of three gross (1.8 net) horizontal wells targeting oil in the Cardium formation in the greater Pembina area;

•

Tie-in operations for the Elmworth Montney play to establish production from the three Montney evaluation wells; and

•

The drilling of 10 gross (10 net) oil sands evaluation wells in northeast Alberta as part of the process of quantifying and evaluating Perpetual’s significant heavy oil/bitumen landholdings at Liege, Hoole and Panny.

In addition four gross (4.0 net) strategic wells will be drilled and approximately 50 recompletions undertaken in various areas of Perpetual’s conventional asset base.

As a result of the increased capital spending program in the fourth quarter of 2010 Perpetual expects to exit the fourth quarter of 2010 at a production capability of 156 MMcfe/d. First quarter 2011 production is expected to average 143 MMcfe/d, including an estimate of up to six percent downtime related to cold weather which generally occurs in the winter months in Perpetual’s northern shallow gas properties.  Giving effect to the planned first quarter capital program, Perpetual expects to exit the first quarter of 2011 with production capability of 162 MMcfe/d.

During the first quarter of 2011 Perpetual will make a determination as to the extent and scope of its capital activities for the final three quarters of 2011 based on the results of its fall 2010 and winter 2010-2011 programs and commodity prices at that time.

OTHER NON-GAAP MEASURES

Payout ratio

Payout ratio refers to dividends measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of dividends. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per common share or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Corporation.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments, includes call option premiums received and is used by management to calculate the Corporation’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect Perpetual’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Corporation’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Net debt and net bank debt

Net bank debt is measured as bank debt including net working capital (deficiency) excluding short-term financial instrument assets and liabilities related to the Corporation’s hedging activities, the current portion of convertible debentures and restricted cash. Net debt includes convertible debentures, measured at principal amount. Net bank debt and net debt are used by management to analyze leverage. Net bank debt and net debt do not have any standardized meaning prescribed by Canadian GAAP and therefore these terms may not be comparable with the calculation of similar measures for other entities.

Working capital (deficiency)

Working capital and working capital deficiency are calculated by the Corporation as current assets less current liabilities, excluding assets and liabilities relating to financial instruments and the current portion of convertible debentures, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the balance sheet. Working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The Corporation's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Corporation, including its consolidated subsidiaries.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Corporation's management, as appropriate, to allow timely decisions regarding required disclosure. Perpetual’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of September 30, 2010 that the Corporation's disclosure controls and procedures are effective to provide reasonable assurance that material information related to Perpetual, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended September 30, 2010, there have been no changes in Perpetual’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NEW ACCOUNTING STANDARDS

The Corporation has early adopted new accounting standards for business combinations effective January 1, 2010, as follows:

a) Section 1582 – Business Combinations. The new standard replaces the previous business combinations standard and requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. Transaction costs are charged to earnings as opposed to being included in the cost of the acquisition.

b) Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests. The new standards provide revised requirements for preparing consolidated financial statements. Section 1602 requires a non-controlling interest in a subsidiary to be classified as a separate component of equity, and requires that net earnings (losses) be attributed to both the parent and the non-controlling interest.

Adoption resulted in the Corporation presenting earnings before non-controlling interest in the statements of earnings with separate presentation of earnings attributable to non-controlling interests, and including non-controlling interest in the Shareholders’ equity section of the Corporation’s consolidated balance sheet.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Effective January 1, 2011 IFRS will replace GAAP in Canada for publicly accountable enterprises. Perpetual’s first reporting period under IFRS will be interim financial statements for period ended March 31, 2011 and first IFRS annual financial statements for year ended December 31, 2011.

The Corporation has identified key internal personnel with expertise to manage its transition to IFRS. During 2009 and 2010, Perpetual staff were involved in external IFRS training and development by means of attending conferences, participating in special interest seminars, and focusing on training sessions put on by various accounting service firms. Perpetual personnel have also initiated a detailed review of IFRS standards and other guidance in order to identify potential differences between current IFRS and current Canadian GAAP, as well as potential differences that may arise due to proposed changes in IFRS or Canadian GAAP prior to the 2011 transition date. As a result of proposed changes to certain IFRS standards, together with the current stage of the Corporation’s IFRS project, Perpetual cannot reasonably quantify the full impact that adopting IFRS will have on its financial position and future results. The Corporation has identified potential differences between IFRS and Canadian GAAP, as described below.

Property, plant and equipment

Perpetual currently groups similar assets for DD&A purposes under successful efforts accounting. Under IFRS, individual components of an item of property, plant and equipment may be separated and depreciated separately over their respective useful lives. Perpetual, as a successful efforts reporter under Canadian GAAP, anticipates that IFRS transition adjustments on its oil and gas assets will not be as extensive had it been a full cost oil and gas reporter.

Asset and goodwill impairment

Under Canadian GAAP, asset impairment is a two-stage test, where the carrying amount of the asset is first compared to the sum of the expected undiscounted future cash flows; if the first test indicates that an impairment exists, then the impairment loss recorded is measured as the difference between the carrying amount and the fair value. Under IFRS, assets are separated into cash-generating units (CGUs), and only the second fair value test is used both to gauge the likelihood of and record the amount of the impairment. Generally, more impairment losses will result from applying IFRS standards as compared to Canadian GAAP. Impairment losses can also be reversed under IFRS, which is not permitted under Canadian GAAP.

Goodwill impairment is assessed under Canadian GAAP by comparing the carrying value of each reporting unit, including goodwill, to the fair value of the reporting unit. Under IFRS, goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the combination, and an impairment loss is recognized when the recoverable amount is less than the carrying amount, including goodwill. Impairment losses related to goodwill cannot be reversed under IFRS.

Trust Units

For the periods in 2010 where Perpetual was an income trust, its Trust Units will not qualify as equity instruments under IFRS guidelines, and will be classified as liabilities on the Trust’s opening IFRS balance sheet dated January 1, 2010. This conclusion also affects the accounting for unit incentive-based compensation and convertible debentures. Subsequent to Perpetual’s conversion to a corporation, common shares outstanding will again be classified as equity in the Corporation’s financial statements.

Further differences may be identified as Perpetual continues its review of IFRS standards in 2010.

Prior to the implementation date, the Corporation intends on completing a detailed financial statement level assessment of the impact of IFRS conversion. During this period, Perpetual will decide on accounting policies permissible under IFRS, which fit the Corporation’s operations and business strategy. Perpetual intends to proceed with integration of the selected accounting policies for the opening balance sheet on January 1, 2010, which will be used for comparative purposes once the IFRS conversion is effective January 1, 2011. Perpetual  actively monitors the effects of the IFRS conversion on information technology systems and internal controls over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Corporation’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Perpetual bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

Accounting for petroleum and natural gas operations

Under the successful efforts method of accounting, the Corporation capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities.  Exploration expenditures including geological and geophysical costs, lease rentals and exploratory dry holes are charged to earnings in the period incurred.  The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze and the determination that proved reserves have been discovered requires both judgment and application of industry experience.  The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of land in a given area.

Reserve estimates

Estimates of the Corporation’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Canadian Securities Administrators. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Perpetual’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates.  Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered.  In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. The present value of future net revenues should not be assumed to be the current market value of the Corporation’s estimated reserves.  Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.  The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations.  If reserve estimates decline, the rate at which the Corporation records depletion increases thereby reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Perpetual’s assessment of its petroleum and natural gas properties for impairment.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair values as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Corporation.

Impairment of petroleum and natural gas properties

The Corporation reviews its proved properties for impairment on an operational field basis.  For each property, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of that property may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the future net revenues from the property as estimated by the Corporation on the balance sheet date.  Reserve estimates and estimates for natural gas prices and production costs may change and there can be no assurance that impairment provisions will not be required in the future.

Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales impacts the amount and timing of impairment provisions.

Asset retirement obligations

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Corporation’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants.  Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors including changing technology and political and regulatory environments.  The asset retirement obligation does not include any adjustment for the net salvage value of tangible equipment and facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Perpetual’s operations are affected by a number of underlying risks both internal and external to the Corporation.  These risks are similar to those affecting others in the conventional oil and gas producers sector.  The Corporation’s financial position, results of operations and cash available for dividend to Shareholders are directly impacted by these factors.

Strategy Post-conversion

After the completion of the corporate conversion, Perpetual’s dividends are no longer deductible in computing income for tax purposes. There is a risk that this event may affect the Corporation’s dividend policy, business strategy and cost of capital.

Gas over bitumen

Recent decisions by the ERCB have brought into question Perpetual’s ability to continue to produce natural gas from all of the Wabiskaw and McMurray formations in certain parts of the Athabasca Oil Sands Area in Northeast Alberta.  The ERCB and its predecessor the AEUB have ordered shut-ins of some of the Corporation’s production and reserves in this area.

On April 15, 2010 Perpetual received a copy of an application sent to the ERCB by an oil sands operator requesting the shut-in of 188 producing natural gas wells in the North and South Liege areas, within the Athabasca Oil Sands Area. The wells identified include approximately 92 wells operated by Perpetual, with current natural gas production of 5.5 MMcf/d net to the Corporation. An ERCB decision on the interim shut-in request is anticipated by the first quarter of 2011.

Depletion of reserves

The Corporation has certain unique attributes which differentiate it from some other oil and gas industry participants.  Dividends, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves.  Perpetual does not expect to reinvest cash flow in the same manner as some other industry participants as one of the main objectives of the Corporation is to maximize long-term dividends.  Accordingly, absent capital injections, Perpetual’s initial production levels and reserves will decline.

Perpetual’s future oil and natural gas reserves and production and therefore its funds flows will be highly dependent on Perpetual’s success in exploiting its reserve base and acquiring additional reserves.  Without reserves additions through acquisition or development activities, the Corporation’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional common shares become limited or unavailable Perpetual’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.  To the extent that Perpetual is required to use funds flow to finance capital expenditures or property acquisitions, the level of dividends will be reduced.

Perpetual reinvests capital to minimize the effects of natural production decline on its asset base. The Corporation currently estimates that capital expenditures of $100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that Perpetual will be successful in developing or acquiring additional reserves on terms that meet the Corporation’s investment objectives.

Other risks and uncertainties affecting Perpetual’s operations are substantially unchanged from those presented in the Trust’s MD&A for the year ended December 31, 2009.

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking information and statements within the meaning of applicable securities laws.  This information and these statements relate to future events or to our future performance.  All statements other than statements of historical fact may be forward-looking statements.  The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook”, “guidance”, “objective”, “plans”, “intends”, “targeting”, “could”, “potential”, “outlook”, “strategy” and any similar expressions are intended to identify forward-looking information and statements.

In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: the quantity and recoverability of Perpetual’s reserves; the timing and amount of future production; future prices as well as supply and demand for natural gas and oil; the existence, operations and strategy of the commodity price risk management program; the approximate amount of forward sales and hedging to be employed, and the value of financial forward natural gas contracts; funds flow sensitivities to commodity price, production, foreign exchange and interest rate changes; operating, G&A, and other expenses; cash dividends, and the funding and tax treatment thereof; the costs and timing of future abandonment and reclamation, asset retirement and environmental obligations; the use of exploration and development activity, prudent asset management, and acquisitions to sustain, replace or add to reserves and production or expand the Corporations’s asset base; expected costs relating to the Corporation’s gas storage project; the timing of receipt of escrowed funds; the Corporation’s acquisition strategy and the existence of acquisition opportunities, the criteria to be considered in connection therewith and the benefits to be derived therefrom; Perpetual’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; expected book value and related tax value of the Corporation’s assets and prospect inventory and estimates of net asset value; funds flow; ability to fund dividends and exploration and development; our corporate strategy; expectations regarding Perpetual’s access to  capital to fund its acquisition, exploration and development activities; the transition to IFRS and its impact on the Corporation’s financial results; expected realization of gas over bitumen royalty adjustments; future income tax and its effect on funds flow and dividends; intentions with respect to preservation of tax pools of and taxes payable by the Corporation; funding of and anticipated results from capital expenditure programs; renewal of and borrowing costs associated with the credit facility; future debt levels, financial capacity, liquidity and capital resources; future contractual commitments; drilling, completion, facilities and construction plans, and the effect thereof; the impact of Canadian federal and provincial governmental regulation on the Corporation relative to other issuers; Crown royalty rates; Perpetual’s treatment under governmental regulatory regimes; business strategies and plans of management, including future changes in the structure of business operations; and the reliance on third parties in the industry to develop and expand Perpetual’s assets and operations.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of the Corporation including, without limitation, that Perpetual will conduct its operations in a manner consistent with its expectations and, where applicable, consistent with past practice; the general continuance of current or, where applicable, assumed industry conditions; the continuance of existing, and in certain circumstances, the implementation of proposed tax, royalty and regulatory regimes; the ability of Perpetual to obtain equipment, services, and supplies in a timely manner to carry out its activities; the accuracy of the estimates of Perpetual’s reserve and resource volumes; the timely receipt of required regulatory approvals; certain commodity price and other cost assumptions; the timing and costs of storage facility and pipeline construction and expansion and the ability to secure adequate product transportation; the continued availability of adequate debt and/or equity financing and funds flow to fund the Corporation’s capital and operating requirements as needed; and the extent of Perpetual’s liabilities.

The Corporation believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: volatility in market prices for oil and natural gas products; supply and demand regarding the Perpetual’s products; risks inherent in Perpetual’s operations, such as production declines, unexpected results, geological, technical, or drilling and process problems; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; changes in exploration or development plans by Perpetual or by third party operators of Perpetual’s properties; reliance on industry partners; uncertainties or inaccuracies associated with estimating reserves volumes; competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance; increased costs; incorrect assessments of the value of acquisitions; increased debt levels or debt service requirements; industry conditions including fluctuations in the price of natural gas and related commodities; royalties payable in respect of Perpetual’s production; governmental regulation of the oil and gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; the need to obtain required approvals from regulatory authorities; changes in laws applicable to the Corporation, royalty rates, or other regulatory matters; general economic conditions in Canada, the United States and globally; stock market volatility and market valuations; limited, unfavourable, or a lack of access to capital markets, and certain other risks detailed from time to time in Perpetual’s public disclosure documents including, without limitation, those risks and contingencies described above and under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009.  The foregoing list of risk factors should not be considered exhaustive.

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of the Corporation or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, unless expressly required to do so by applicable securities laws.

Additional information on Perpetual, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from Perpetual’s website at perpetualenergyinc.com.